UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

MTS Board Recommends FY21 Dividends

May 17, 2022

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (NYSE:MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the decisions of the Board of Directors (“the Board”) taken on May 17, 2022.

The Board refined the agenda of the Company’s next Annual General Meeting of Shareholders (“the AGM”) previously scheduled to be held in absentia on June 22, 2022 with a record date for shareholder participation of May 30, 2022.

At the meeting, the Board took the following decisions:

•	To recommend that the AGM approve annual dividends of RUB 33.85 per ordinary MTS share based on the Company’s full-year 2021 financial results, equivalent to a total of RUB 66.3 billion (RUB 66,334,910,976.95) when including quasi-treasury shares owned by MTS subsidiaries.
•	To recommend that the AGM set the record date for shareholders entitled to receive dividends for the 2021 fiscal year for July 12, 2022.

The following candidates were also nominated for election to the Board at the AGM:

1.	Felix Evtushenkov
2.	Artyom Zassoursky
3.	Viacheslav Nikolaev
4.	Valery Pankratov
5.	Paul Berriman
6.	Yury Misnik
7.	Regina von Flemming
8.	Mikhail Khanov
9.	Shaygan Kheradpir
10.	Thomas Holtrop
11.	Nadia Shouraboura
12.	Valentin Yumashev
13.	Tagir Yapparov

Other matters to be considered at the AGM include:

•	Approval of the MTS PJSC Annual Report and MTS PJSC Annual Financial Statements, including MTS PJSC Profit & Loss Statement;
•	Approval of the composition of the Auditing Commission;
•	Approval of the Company’s auditor;
•	Approval of the Company Charter as amended; Regulations on the Board of Directors as amended; as well as Regulations on Remunerations & Compensations Payable to Members of the Board of Directors as amended.

Informational materials regarding the AGM agenda will be posted on the MTS website ahead of the event.

Biographies of New Board Candidates

Paul Berriman

Paul Berriman is an Independent Director of telecommunications operator Spark New Zealand, as well as an Independent Director and Chairman of the Technical Committee of Rain Network Holdings (Pty) South Africa. In addition, he serves as a Director of Contactica Ltd. and is an advisor to IX Acquisitions Corp. and a member of the IT Management Subcommittee of the Hong Kong Management Association. In 2003-2021, he worked as Chief Technical Director of PCCW and HKT.

Mr. Berriman graduated from the University of Salford in 1979 with a Bachelor of Electroacoustics and also holds an MBA from the University of Hong Kong.

Yury Misnik

Yury Misnik is Director of Digital Technologies of Magnit JSC and Technical Director of First Abu Dhabi Bank Group (UAE). In addition, he is also a member of the Special Committee of the MTS Board of Directors for the Development of Cloud and Infrastructure Assets, as well as a member of the Technology Advisory Board of International Data Corporation, Chairman of the Information Technology Committee of the UAE Banks Federation, Executive Technology Advisor to KKR & Co Inc., and a member of the CIO Board of Amazon Web Services.

In 2017-2019, he worked as Executive CEO and IT Director of National Australia Bank, and from 2015-2017 as Global IT Director at HSBC (UK). From 2013-2015 he headed the technology department at Amazon Web Services UK. From 2003-2013, he worked in various positions at Microsoft in Australia, the UK, and Singapore.

Mr. Misnik graduated from Peter the Great St. Petersburg Polytechnic University with a degree in applied mathematics, and also studied applied mathematics and mechanical engineering at the University of Texas at Austin (USA).

Valery Pankratov

From 2020-2021, Valery Pankratov worked as Vice President of Sales at AI Russia, and earlier from 2011-2020 served as CEO of SAS in Russia/CIS.

Mr. Pankratov graduated from Moscow Engineering Physics Institute (MEPhI) and also studied at the University of Edinburgh and Haute Ecole Charlemagne University (MBA).

Mikhail Khanov

Mikhail Khanov is Managing Director and Chairman of the Board of Directors Algo Capital. From 2015-2016, he worked as Deputy Chairman of the Management Board of AI Ti Invest, and earlier worked as Co-founder and Executive Director of Ilyinsky Design Bureau.

Mr. Khanov graduated from the Moscow Institute of Physics & Technology and also holds an MBA from the International Business School at the Institute of Business and Business Administration of the Russian Academy of National Economy and Public Administration.

Tagir Yapparov

Tagir Yapparov is President and Founder of IT Co.

He graduated from the Physics Department of Moscow State University and also studied at MSU’s Faculty of Computational Mathematics and Cybernetics.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems Public Joint Stock Company (“MTS” – NYSE: MBT; MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,600 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s depositary receipts are listed on the New York Stock Exchange under the ticker MBT and its shares on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including the decline in the value of the Russian ruble against the U.S. dollar and the euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: May 17, 2022